Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH REDUCES INDEBTEDNESS BY CDN $530 MILLION FOLLOWING PREPAYMENT OF US $300 MILLION OF NOTES AND REDEMPTION OF CONVERTIBLE DEBENTURES

(Calgary, April 3, 2017) – Pengrowth Energy Corporation is pleased to announce that it has reduced its indebtedness by Cdn $530 million or 31 percent from December 31, 2016 through the previously announced debt reduction initiatives.
The Company has successfully prepaid US $300 million of the US $400 million 6.35% senior notes due July 26, 2017 and redeemed with cash on March 31, 2017 Cdn $126.6 million of the remaining outstanding convertible debentures on maturity. The convertible debentures no longer trade on the Toronto Stock Exchange and debentureholders should receive the cash proceeds in their accounts shortly.
Following the above payments Pengrowth's debt as at March 31, 2017 falls to Cdn $1.15 billion. The recently announced Swan Hills and Bernadet dispositions are expected to generate approximately Cdn $272 million of additional cash proceeds in the second quarter, which the Company expects to use for further debt reductions. Upon closing of these dispositions, the Company's net debt will have fallen approximately 48 percent from December 31, 2016.
Derek Evans, Chief Executive Officer of Pengrowth stated, "We are very pleased to have been able to reduce our net indebtedness by approximately 48 percent since year end 2016. These moves have served to substantially improve our balance sheet, leaving us with no term debt due before August 21, 2018. We continue to look at potential dispositions to address the remaining maturities, while also continuing to work to amend the covenants in our remaining term notes to reflect the current environment."

About Pengrowth:
Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: statements with respect to closing of asset dispositions; the maturity of the remaining senior notes; the delisting of the convertible debentures and when debentureholders should expect to see funds reach their accounts and the expected 48 percent reduction in net debt. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.